FULLER, TUBB, POMEROY & STOKES
                           A PROFESSIONAL CORPORATION
                                ATTORNEYS AT LAW
                      201 ROBERT S. KERR AVENUE, SUITE 1000
                             OKLAHOMA CITY, OK 73102
G. M. FULLER (1920-1999)                                  TELEPHONE 405-235-2575
JERRY TUBB                                                FACSIMILE 405-232-8384
DAVID POMEROY
TERRY STOKES
    -----

OF COUNSEL:
MICHAEL A. BICKFORD
THOMAS J. KENAN
ROLAND TAGUE
DAN M. PETERS

                                November 7, 2005


H. Christopher Owings, Assistant Director
Office of Consumer Products
Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 3561 450
Fifth Street, N.W.
Washington, DC   20549-3561

ATTENTION MATTHEW J. BENSON


                  Re:      Internet Infinity, Inc.
                           Schedule 14C Preliminary Information Statement Filed on October 18, 2005
                           Commission File No. 0-27633

Gentlemen:

As counsel to Internet Infinity, Inc., I enclose Amendment No. 1 to its Schedule 14C Preliminary Information Statement in accordance with the instructions in your letter dated October 28, 2005. The following responses are made to your comments. The responses are keyed to your comments.

We are providing by first-class mail, as courtesy copies, three redlined hard copies as well as three plain hard copies of the filed version of the amendments.

1. The issuer has inserted a paragraph under the heading "Reasons for engaging in the transaction" that states that it has no current plans, intentions, or arrangements to engage in an acquisition.

2. Since the issuer has no current plans to engage in an acquisition, Note A to Schedule 14A is not applicable.

Securities and Exchange Commission
November 7, 2005
Page 2



The issuer, and its controlling person, George Morris, acknowledge that:

         o the company is responsible for the adequacy and accuracy of the disclosures in the filings;

         o staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

         o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there are questions or matters that could be resolved more effectively by telephone, please call me at 405-235-2575. My fax number is 405-232-8384.

                                        Sincerely,

                                        /s/ Thomas J. Kenan

                                        Thomas J. Kenan
                                        e-mail: kenan@ftpslaw.com


Attachment:
         Schedule 14C Preliminary Information Statement Am 1

cc:      George Morris (w/attachment)
         Kabani & Co., C.P.A. (w/attachment)

         The issuer, Internet Infinity, Inc., and the undersigned George Morris, individually and as chairman and vice president of and for the issuer acknowledges the matters set forth above in bullet presentation.


                                                      /s/ George Morris
                                                     ---------------------------
                                                     George Morris